SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

CHUY’S HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

171604101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 171604101	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON MY/ZP Equity, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 417,901*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 417,901*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,901*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%**
12	TYPE OF REPORTING PERSON PN

*	On December 31, 2012, MY/ZP Equity, LP (“MY/ZP Equity”) held 895,538 shares of common stock. On January 30, 2013, MY/ZP Equity sold 477,637 shares in a registered public offering. After the sale, MY/ZP Equity holds 417,901 shares of common stock.
**	Percentage of class is based on 16,196,586 shares of common stock outstanding on January 30, 2013.

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CUSIP No. 171604101	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON MY/ZP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 417,901*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 417,901*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,901*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%**
12	TYPE OF REPORTING PERSON OO

*	MY/ZP GP, LLC is the sole general partner of MY/ZP Equity, LP (“MY/ZP Equity”). On December 31, 2012, MY/ZP Equity held 895,538 shares of common stock. On January 30, 2013, MY/ZP Equity sold 477,637 shares in a registered public offering. After the sale, MY/ZP Equity holds 417,901 shares of common stock.
**	Percentage of class is based on 16,196,586 shares of common stock outstanding on January 30, 2013.

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CUSIP No. 171604101	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Michael R. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 417,901*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 417,901*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,901*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%**
12	TYPE OF REPORTING PERSON IN

*	Mr. Young, as trustee of the Young Descendants’ Trust, is a member of MY/ZP GP, LLC, which is the sole general partner of MY/ZP Equity, LP (“MY/ZP Equity”). On December 31, 2012, MY/ZP Equity held 895,538 shares of common stock. On January 30, 2013, MY/ZP Equity sold 477,637 shares in a registered public offering. After the sale, MY/ZP Equity holds 417,901 shares of common stock.
**	Percentage of class is based on 16,196,586 shares of common stock outstanding on January 30, 2013.

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CUSIP No. 171604101	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON John A. Zapp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 417,901*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 417,901*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,901*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%**
12	TYPE OF REPORTING PERSON IN

*	Mr. Zapp is a member of MY/ZP GP, LLC, which is the sole general partner of MY/ZP Equity, LP (“MY/ZP Equity”). On December 31, 2012, MY/ZP Equity held 895,538 shares of common stock. On January 30, 2013, MY/ZP Equity sold 477,637 shares in a registered public offering. After the sale, MY/ZP Equity holds 417,901 shares of common stock.
**	Percentage of class is based on 16,196,586 shares of common stock outstanding on January 30, 2013.

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CUSIP No. 171604101	Page 6 of 10 Pages

Item 1.	(a)	Name of Issuer:

Chuy’s Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1623 Toomey Road
Austin, TX 78704

Item 2.	(a)	Name of Person Filing:

(i) MY/ZP Equity, LP
(ii) MY/ZP GP, LLC
(iii) Michael R. Young
(iv) John A. Zapp

	(b)	Address of Principal Business Office or, if None, Residence:

The information set forth below relates to the Reporting Persons listed next to the corresponding numeral set forth in Item 2(a).

(i)-(iv): 1623 Toomey Road Austin, TX 78704

	(c)	Citizenship:

The information set forth below relates to the Reporting Persons listed next to the corresponding numeral set forth in Item 2(a).

(i)-(ii): Texas
(iii)-(iv): United States

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

	(e)	CUSIP Number:

171604101

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

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CUSIP No. 171604101	Page 7 of 10 Pages

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

MY/ZP Equity, LP MY/ZP GP, LLC Michael R. Young John A. Zapp	417,901 417,901 417,901 417,901

(b) Percent of Class:

MY/ZP Equity, LP MY/ZP GP, LLC Michael R. Young John A. Zapp	2.6% 2.6% 2.6% 2.6%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

MY/ZP Equity, LP MY/ZP GP, LLC Michael R. Young John A. Zapp	417,901 417,901 0 0

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CUSIP No. 171604101	Page 8 of 10 Pages

(ii) Shared power to vote or to direct the vote:

	MY/ZP Equity, LP MY/ZP GP, LLC Michael R. Young John A. Zapp	0 0 417,901 417,901

(iii) Sole power to dispose or to direct the disposition of:

	MY/ZP Equity, LP MY/ZP GP, LLC Michael R. Young John A. Zapp	417,901 417,901 0 0

(iv) Shared power to dispose or to direct the disposition of:

	MY/ZP Equity, LP MY/ZP GP, LLC Michael R. Young John A. Zapp	0 0 417,901 417,901

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

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CUSIP No. 171604101	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

MY/ZP EQUITY, L.P.

By:	MY/ZP GP, LLC, its General Partner

	By:	/s/ Michael R. Young
		Name:	Michael R. Young, as trustee for the Young Descendants’ Trust
		Title:	Member

	By:	/s/ John A. Zapp
		Name:	John A. Zapp
		Title:	Member

MY/ZP GP, LLC

By:	/s/ Michael R. Young
	Name:	Michael R. Young, as trustee for the Young Descendants’ Trust
	Title:	Member

By:	/s/ John A. Zapp
	Name:	John A. Zapp
	Title:	Member

/s/ Michael R. Young
Michael R. Young

/s/ John A. Zapp
John A. Zapp

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CUSIP No. 171604101	Page 10 of 10 Pages

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description
99.1†	Joint Filing Agreement, dated February 12, 2013 by and among MY/ZP Equity LP, MY/ZP GP, LLC, Michael R. Young and John A. Zapp

†	Filed herewith.